INVESTOR RIGHTS AGREEMENT

AURORA CANNABIS INC.

and

HEMPCO FOOD AND FIBER INC.

September 15, 2017

TABLE OF CONTENTS

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this "**Agreement**") is made the 15th day of September, 2017 (the "**Execution Date**")

BETWEEN:

AURORA CANNABIS INC.

(the "**Investor**")

- and -

HEMPCO FOOD AND FIBER INC.

(the "**Company**")

WHEREAS the Company and the Investor have entered into a subscription agreement dated June 7, 2017 as amended pursuant to an Amendment to Subscription Agreement dated June 22, 2017 and as amended and restated pursuant to an Amended and Restated Subscription Agreement dated September 15, 2017 (the "**Subscription Agreement**"), pursuant to which the Investor will be issued up to 10,558,676 common shares in the capital of the Company (each a "**Common Share**") and 10,558,676 warrants (each, a "**Unit Warrant**"); each Unit Warrant will entitle the Subscriber to acquire one additional Common Share for an exercise price of $0.41 until expiration;

AND WHEREAS in consideration of the Investor's agreement to enter into, and complete the transactions contemplated by the Subscription Agreement, the Company and the Investor have each agreed to grant the rights as set out herein;

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Acceptance**" shall have the meaning set out in Section 2.2;

"**Accepted New Shares**" shall have the meaning set out in Section 2.2(b);

"**Act**" means the *Business Corporations Act* (British Columbia);

"**Affiliate**" means the wholly-owned subsidiary of a Party;

"**Board**" means the board of directors of the Company;

"**Business Day**" means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of British Columbia; and (ii) a day on which banks are generally closed in the Province of British Columbia;

"CBD" means cannabidiol;

"Common Shares" means the common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter;

"Equity Financing" means an offering or issue of Common Shares, or a security convertible or exchangeable for Common Shares, issued by the Company for valuable consideration after the Execution Date, but excluding:

(i) options, Common Shares or Common Share equivalents issued pursuant to an equity incentive plan, Shares issued pursuant to the exercise of stock options that were issued pursuant to an equity incentive plan or Common Shares issued pursuant to the exercise of warrants issued prior to the Execution Date,

(ii) any transaction with the Investor or any of its Affiliates in which Common Shares or Common Share equivalents are issued,

(iii) pursuant to the exercise of convertible securities of the Company issued in an Offering in respect of which the Investor received an Offering Notice which it did not accept, in whole or in part, as contemplated in Section 2.2; and

(iv) any transaction in which Common Shares are issued to any Person in any corporate reorganization, merger, amalgamation, arrangement, take-over bid or other acquisition of a third party or any similar transaction;

"Exchange" means the TSX Venture Exchange or such other stock exchange where the Common Shares are listed from time to time;

"Execution Date" means the date first written above;

"Governmental Authority" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange or self-regulatory authority and, for greater certainty, the securities regulatory authorities and the Exchange;

"Material" means any part of the industrial hemp plant;

"New Shares" means Common Shares or another security of the Company that is convertible into or exchangeable for Common Shares sold in an Equity Financing;

"Offered New Shares" shall have the meaning set out in Section 2.1;

"Offering Notice" shall have the meaning set out in Section 2.1;

"Offering Period" shall have the meaning set out in Section 2.2;

"Offering Price" shall have the meaning set out in Section 2.1;

"Parties" means the parties to this Agreement and "Party" means one of them;

"**Person**" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, company, corporation or other body corporate, union, Governmental Authority and a natural person in his capacity as trustee, executor, administrator, or other legal representative;

"**Private Placement**" means the subscription by the Investor for 10,558,676 units of the Company for subscription funds in the amount of $3,246,792.87 pursuant to the Subscription Agreement;

"**Proposed Sale Notice**" has the meaning set out in Section 3.2(a)(i);

"**Purchase Notice**" has the meaning set out in Section 3.2(a)(ii);

"**Sale Terms**" has the meaning set out in Section 3.2(a)(i); and

"**Subscription Agreement**" has the meaning set out in the recitals hereto.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h) all dollar amounts refer to Canadian dollars;

(i) all references to a percentage ownership of shares shall be calculated on a non-diluted basis, unless otherwise indicated;

(j) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 **Entire Agreement**

This Agreement and the Subscription Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4 **Time of Essence**

Time shall be of the essence of this Agreement.

1.5 **Governing Law and Submission to Jurisdiction**

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

Each of the Parties irrevocably and unconditionally (i) submits to the exclusive jurisdiction of the courts of the Province of British Columbia in the City of Vancouver over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6 **Severability**

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7 **Effective Date**

This Agreement shall not become effective until the date of closing of the Private Placement. If the Private Placement has not closed on or before December 21, 2017, this Agreement shall be void and of no force and effect.

ARTICLE 2
ANTI-DILUTION

2.1 **Anti-Dilution Right**

The Company hereby grants to the Investor the right to maintain its pro-rata interest (including Common Shares owned by its Affiliates) in the issued and outstanding Common Shares from time-to-time if the Company engages in an Equity Financing. At least fifteen (15) Business Days prior to the completion of an Equity Financing in which the Company proposes to issue any New Share, the Company shall make an offer in writing (the "**Offering Notice**") to sell up to a specified number of New Shares (the "**Offered New Shares**") to the Investor in accordance with the provisions of this Article in such number as will enable the Investor to maintain its proportionate *pro-rata* interest in the issued and outstanding Common Shares (including in such calculation Common Shares owned by the Investor's

Affiliates), as described below. Each Offering Notice must specify that it is irrevocable and shall include the terms and conditions of the proposed issuance in reasonable detail including a description of the securities to be issued and the price per New Share to be paid by the subscriber (the **"Offering Price"**) in the Equity Financing. In the event that an Equity Financing involves the issuance of New Shares that are or will become exchangeable for or convertible into Common Shares, the Investor shall be given the right to maintain its proportionate *pro-rata* interest (including Common Shares owned by the Investor or any Affiliates of the Investor, but not the Shares issuable upon exercise of the Unit Warrants) at the time of exchange or conversion (and each such exchange or conversion shall be deemed to be an Equity Financing for purposes of this Article 2), and the Offering Notice in such event shall be sent within fifteen Business Days after the date of such exercise or conversion.

2.2 Acceptance of Offer

The Investor will have ten (10) Business Days after the date of its receipt of an Offering Notice (the **"Offering Period"**) to accept the offer contained therein by delivering a written notice (the **"Acceptance"**) to the Company stating:

(a) that it accepts the offer; and

(b) the number of New Shares (which may be equal to or less than, but which shall not be more than, the number of Offered Shares) that the Investor (or one or more of the Investor's Affiliates) is willing to purchase (the **"Accepted New Shares"**).

If the Company does not receive a duly completed Acceptance from the Investor prior to the end of the Offering Period, then the Investor will be deemed to have refused the offer.

2.3 Purchase and Issue Obligations

Subject to Section 2.4, on the date that is ten (10) Business Days after the date upon which the Company receives the Acceptance (or on such other date as the Company and the Investor may agree in writing but in no event prior to the date of completion of the Equity Financing) the Company will allot and issue to the Investor (and/or to the Affiliate or Affiliates designated by the Investor in the Acceptance), and the Investor (and/or the Affiliate or Affiliates designated by the Investor in the Acceptance) will purchase from the Company, for cash in an amount equal to the Offering Price and on the terms specified in the offer, the Accepted New Shares.

2.4 Pricing if Consideration is Other Than Cash

In the event that the consideration received by the Company for New Shares in an Equity Financing is in a form other than cash, the Offering Price shall be the cash equivalent thereof, as determined by the Board, acting reasonably.

2.5 Pro Rata Determination

The number of Offered New Shares offered to the Investor pursuant to Section 2.1 shall be the amount of New Shares required in order to allow the Investor to maintain its pro rata percentage ownership of Common Shares of the Company that it held immediately prior to such Equity Financing. For example, if there are 100 Common Shares issued and outstanding prior to an Equity Financing and the Investor owns 10 of those Common Shares (ie: 10% of the Company) and the Equity Financing involves the issuance of 100 more Common Shares, then the number of Offered New Shares shall be that number of Common Shares that allows the Investor to maintain a 10% ownership interest after completion of the Equity Financing and issuance of the Offered New Shares.

2.6 Purchase Mechanism

If the Investor exercises its anti-dilution rights pursuant to this Article 2, the closing of the issue of the New Shares with respect to which such right has been exercised shall take place (a) in the case of any Equity Financing effected by way of a public offering, simultaneously with the closing of such offering to other investors, (b) in the case of

any Equity Financing effected by way of a private placement offering, upon the later to occur of the closing of such offering and thirty (30) calendar days after the giving of notice of such offering, or (c) in the case of an Equity Financing effected by way of the exchange or conversion of any convertible security, as provided in Section 2.3, above. Each party agrees to use its commercially reasonable efforts to secure any regulatory or other consents required, and to comply with any applicable law or regulation.

2.7 Expiration of Anti-Dilution Rights

The anti-dilution rights granted to the Investor and its Affiliates pursuant to this Article 2 shall expire automatically and without notice if the Investor or any of its Affiliates directly or indirectly transfers or otherwise disposes of any Common Shares (including a disposition of any security convertible into or exchangeable for Common Shares and including, for clarity, the Unit Warrants) or any right or interest that it or any of them has in any of such securities.

ARTICLE 3
MISCELLANEOUS

3.1 Nomination of 2 Directors

The Investor shall be entitled to nominate two (2) directors to the board of directors of the Company.

3.2 Cannabidiol from Hemp

The Company shall not compete with the business activities or proposed business activities of the Investor in relation to extracting cannabidiol (**"CBD"**) from hemp or producing products the same as or similar to those products produced by the Investor, more specifically set out as follows:

(a) The Investor shall have a right of first refusal to purchase all Material that the Company has decided to sell for the purpose of extraction of CBD as follows:

(i) The Company shall give written notice (by electronic means) to the Investor (a **"Proposed Sale Notice"**) of its desire to proceed with such a sale of Material. The Proposed Sale Notice shall set out the amount of the Material and the price of the Material, such price to be fixed at 35% above the Company's cost to acquire such Material (the **"Sale Terms"**);

(ii) The Investor shall have the right, exercisable within fourteen (14) days of receipt of the Proposed Sale Notice, by written notice (by electronic means) to the Company (a **"Purchase Notice"**) to purchase the full amount (but not less than the full amount) of the Material set out in the Proposed Sale Notice on the Sale Terms. If the Investor delivers a Purchase Notice within such fourteen (14) day period, the Company shall sell the Material to the Investor pursuant to the terms of this Agreement. If the Investor does not deliver a Purchase Notice within such fourteen (14) day period, the Company shall be free to sell the Material set out in the Proposed Sale Notice to a third party upon terms no more favourable to such purchaser than the Sales Terms as long as such sale proceeds within 90 days after the expiry of the fourteen (14) day period; and

(iii) If the transaction between the Company and a third party does not close within such 90 day period, then the Company shall be required to submit a new Proposed Sale Notice to the Investor in accordance with terms of this Section 3.2(a) and comply with such terms set out in this Section 3.2(a) prior to proceeding with the sale of such Material;

(b) The Company shall not extract CBD from the Material itself unless the Investor provides written authorization to the Company to do so. If the Company requires CBD extracts for use in its products, the Company shall purchase such CDB extracts from the Investor at a price of 35% over the Investor's cost to acquire and process such Material in order to develop the CBD extracts and,

subject always to legislation being in place that permits the Company to use CBD extracts in its products, the Investor shall deliver CBD extracts on commercially reasonable terms.

(c) The Company shall not produce products containing CBD extracts that are in competition with products that the Investor is currently producing and selling or products sold by the Investor in the future in any medicinal sales channels including, but not limited to, natural health products. The Company shall be entitled to develop CBD enhanced PLANETHEMP functional food edibles, such as: protein shakes, bars, snacks as well as any other products that have been approved by the Investor in writing.

3.3 **Expenditure Policy**

The Company shall not spend more than $50,000.00 for any project in aggregate or individually if such expenses are not set out in the Company's then current board approved capital expenditure plan unless at least two (2) members of the Board, one of which must be one of the directors nominated by the Investor, approve the expenditure in writing.

3.4 **Termination**

This Agreement shall terminate on the date that Investor and its Affiliates collectively own, directly or indirectly, less than ten percent (10%) of the issued and outstanding Common Shares (on a non-diluted basis).

3.5 **Notices**

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by recognized overnight courier, charges prepaid, addressed as follows:

(i) in the case of the Investor:

Aurora Cannabis Inc.
1500 1199 West Hastings Street
Vancouver, BC V6E 3T5

Attention: Allan Cleiren
Email: allan@auroramj.com

with a copy to:

Brownlee LLP
2200 10155 102 St.
Edmonton, AB, T5J 4G8

Attention: Jillian Swainson
Email: jswainson@brownleelaw.com

(ii) in the case of the Company:

Hempco Food and Fiber Inc.
Unit 112 – 5589 Byrne Road
Burnaby, BC V5J 3J1

Attention: President
Email: charles@hempcocanada.com

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Vancouver time) at the place of receipt, then on the next following Business Day).

(c) Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 3.5.

3.6 Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

3.7 Assignment

No Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties, such consent to be in their sole discretion. Notwithstanding the forgoing, the Parties agree that Investor may assign this Agreement to an Affiliate provided that Investor agrees to remain bound by the terms of this Agreement.

3.8 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties. Neither Party shall be permitted to assign any of its rights or obligations hereunder without the express written consent of the other Party, which consent may be granted or withheld by such other Party in its sole and absolute discretion.

3.9 Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

3.10 Further Assurances

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

3.11 Right to Injunctive Relief

The Parties agree that any breach of the terms of this Agreement by any of the Parties would result in immediate and irreparable injury and damage to the other Parties which could not be adequately compensated by damages. The Parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting Party, the other Parties shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other Parties may be entitled at law or in equity.

3.12 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each Party had signed and delivered

the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

AURORA CANNABIS INC.

By: ______________________________

Name: Terry Booth
Title: CEO

HEMPCO FOOD AND FIBER INC.

By: ______________________________

Name: Charles Holmes
Title: CEO

IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

AURORA CANNABIS INC.

By: ______________________________

Name: Terry Booth
Title: CEO

HEMPCO FOOD AND FIBER INC.

By: ______________________________

Name: Charles Holmes
Title: CEO